File No. 005-48641
           As filed with the Securities and Exchange Commission on June 11, 1999
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 13E-3
                        Rule 13E-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)


                               (Amendment No. 2)

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                             J. RAY MCDERMOTT, S.A.
                                (Name of Issuer)


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                         MCDERMOTT INTERNATIONAL, INC.
                      MCDERMOTT ACQUISITION COMPANY, INC.
                             J. RAY MCDERMOTT, S.A.
                      (Name of Person(s) Filing Statement)


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                    Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

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                                  P 64658 10 0
                     (CUSIP Number of Class of Securities)

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      S. Wayne Murphy                                      Robert H. Rawle
McDermott International, Inc.                           J. Ray McDermott, S.A.
     1450 Poydras Street                                 1450 Poydras Street
    New Orleans, LA 70161                               New Orleans, LA 70161
 Telephone: (504) 587-5400                            Telephone: (504) 587-5400

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

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                                With Copies to:

   Christopher Mayer                                        R. Joel Swanson
 Davis Polk & Wardwell                                   Baker & Botts, L.L.P.
  450 Lexington Avenue                                      One Shell Plaza
New York, New York 10017                               Houston, Texas 77002-4995
Telephone: (212) 450-4000                              Telephone: (713) 229-1234


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     This Amendment No. 2 ("Amendment No. 2") amends and supplements the Rule
13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") originally filed with the Securities and Exchange Commission (the "Commission") on May 13, 1999 by (i) McDermott International, Inc., a Panama corporation ("Parent"),
(ii) McDermott Acquisition Company, Inc., a Panama corporation ("Purchaser") and a wholly-owned subsidiary of Parent, and (iii) J. Ray McDermott, S.A., a Panama corporation (the "Company"), as amended by Amendment No. 1 to the
Schedule 13E-3 filed with the Commission on June 8, 1999, relating to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of the Company (other than shares beneficially owned by Parent), at a price of $35.62 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 13, 1999 and the related Letter of Transmittal.

     All capitalized terms used in this Amendment No. 2 without definition have the meanings attributed to them in the Schedule 13E-3.

     The item of the Schedule 13E-3 set forth below is hereby amended as follows:

Item 10.  Interest in Securities of the Issuer

     Item 10(a) is hereby amended and supplemented to incorporate by reference the information set forth in the Final Amendment, filed by Purchaser and Parent on June 11, 1999, to the Schedule 14D-1 originally filed by Parent and Purchaser on May 13, 1999 (the "14D-1 Final Amendment").

Item 17.  Material to be Filed as Exhibits.

     Item 17 is hereby amended and supplemented to add the following exhibit:

     (d)(10) Text of Press Release Issued by Parent on June 11, 1999 (incorporated herein by reference to the 14D-1 Final Amendment).




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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Date: June 11, 1999

                                MCDERMOTT INTERNATIONAL, INC.


                                By: /s/ S. W. Murphy
                                   --------------------------------------------
                                   Name:  S. W. Murphy
                                   Title: Senior Vice President, General Counsel
                                          and Corporate Secretary



                                MCDERMOTT ACQUISITION COMPANY, INC.


                                By: /s/ Daniel R. Gaubert
                                   --------------------------------------------
                                   Name:  Daniel R. Gaubert
                                   Title: Treasurer



                                J. RAY MCDERMOTT, S.A.


                                By: /s/ R. H. Rawle
                                   --------------------------------------------
                                   Name:  R. H. Rawle
                                   Title: President and Chief Operating Officer




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